NO ACT

DC
PE
1-31-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08042850

Received SEC
MAR 2 5 2008
Washington, DC 20549

March 25, 2008

Michelle L. Basil
Nutter McClennen & Fish LLP
Attorneys at Law
World Trade Center West
155 Seaport Boulevard
Boston, MA 02210-2604

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/25/2008

Re: Cambridge Heart, Inc.
Incoming letter dated January 31, 2008

Dear Ms. Basil:

This is in response to your letter dated January 31, 2008 concerning the shareholder proposal submitted to Cambridge Heart by the AFB Fund, LLC. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Louis Blumberg
Manager
AFB Fund, LLC
2050 Center Avenue
Fort Lee, NJ 07024

PROCESSED
APR 0 1 2008
THOMSON
FINANCIAL

E

Nutter

Michelle L. Basil
Direct Line: 617-439-2477
Fax: 617-310-9477
E-mail: mbasil@nutter.com

January 31, 2008
106037-1

By Federal Express and e-mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal Submitted by the AFB Fund, LLC
for Inclusion in the Cambridge Heart, Inc. 2008 Proxy Statement

Dear Sir or Madam:

Our client, Cambridge Heart, Inc., a Delaware corporation (the "Company"), has received a proposal (the "Proposal") from the AFB Fund, LLC (the "Proponent") that the Proponent wishes to have included in the Company's proxy statement (the "Proxy Statement") for its 2008 Annual Meeting of Stockholders (the "Annual Meeting"). The Proposal was accompanied by a supporting statement (the "Supporting Statement"). On behalf of the Company, we hereby notify you and the Proponent, to whom we are sending a copy of this letter, that the Company intends to omit the Proposal and the Supporting Statement from the Proxy Statement for the reasons set forth below. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we enclose six copies of this letter, the Proposal, the Proponent's Supporting Statement and a supporting opinion of counsel licensed to practice law in the State of Delaware, the Company's jurisdiction of organization. We respectfully request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal and the Supporting Statement from the Proxy Statement.

The Proposal, if implemented, would purport to directly amend the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") to, (i) eliminate those provisions of the Certificate of Incorporation which provide for a staggered board of directors, (ii) provide that no director may serve for more than four consecutive years, effective as of the adoption of the Proposal by the stockholders of the Company, and (iii) provide that the replacements to the board of directors of the Company necessary as a result of the limitation set forth in (ii) above, be chosen by the stockholders of the Company at a meeting of the stockholders, which meeting shall be held within not more than sixty days after the date of the end of such term or the adoption of the amendment to the Certificate of Incorporation set forth in (ii) above. We believe that the Proposal may be omitted from the Proxy Statement on the following grounds:

1. The Proposal is not a proper subject for shareholder action under Delaware law and is therefore excludable pursuant to Rule 14a-8(i)(1);

2. The Proposal relates to the election of the Company's directors and is therefore excludable pursuant to Rule 14a-8(i)(8); and

3. The institution of term limits for directors would violate the Company's Series A Certificate of Designations.

1. The Proposal is not a proper subject for shareholder action under Delaware law and is therefore excludable under Rule 14a-8(i)(1).

Rule 14a-8(i)(1) permits a registrant to omit a shareholder proposal "[i]f the proposal is not a proper subject for action by the shareholders under the laws of the jurisdiction of the company's organization."

The Proposal is not written as a recommendation or request to the Company's Board of Directors (the "Board"); instead, the Proposal would, if approved by the stockholders, purport to be binding on the Company. The Proposal on its face purports to amend the Certificate of Incorporation upon and by approval of the Proposal by the stockholders. However, stockholders have no authority under Delaware law to directly implement the Proposal. Section 242(b) of the Delaware General Corporation Law ("Section 242") provides that in order for a corporation that has capital stock to amend its certificate of incorporation:

> "its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders."

Section 242 "prescribes a two-step process that must be followed in precise sequence to amend a Delaware corporation's charter." *AGR Halifax Fund, Inc. et. al. v. Fiscina*, 743 A.2d 1188, 1192 (Del. Ch. 1999). First, the board of directors must adopt a resolution setting forth the proposed amendment, declaring its advisability and directing that it be considered at either a special meeting of the stockholders or at the next annual meeting of the stockholders. *Id.* Second, the stockholders must approve the proposed amendment at either a special or annual stockholder meeting. "Both steps must occur in that sequence, and under no circumstances, may the stockholders act before the mandated board action proposing and recommending the amendment." *Id., citing Williams v. Geier*, 671 A.2d 1368, 1381 (Del. 1996).

The Board did not adopt a resolution setting forth the Proposal, did not declare its advisability and did not direct that the Proposal be considered at the Annual Meeting, or any special meeting of the stockholders. The Staff has consistently held that stockholder proposals that mandate an amendment of a company's articles of incorporation may be excluded. *See e.g., UAL Corporation*, SEC No-Action Letter (Feb. 7, 2001); *Boeing Co.*, SEC No-Action Letter (Feb. 6, 2001); *Great Lakes Chemical Corp.*, SEC No-Action Letter (Mar. 3, 1999). The Proposal would circumvent the statutory scheme for charter amendments prescribed by Delaware law and, thus, is not a proper subject for stockholder action. *See, Watt Industries, Inc.*, SEC No-Action Letter (July 10, 1998); *Hechinger Co.*, SEC No-Action Letter (Mar. 31, 1997).

In the alternative, the Proposal might be interpreted to require the Board to initiate the process of amending the Certificate of Incorporation. If the Proposal were interpreted as such, it would violate General Corporation Law of the State of Delaware (the "General Corporation Law") because it would require the Board to abdicate its duty under Section 242 to consider the advisability of the amendment to the Certificate of Incorporation prior to submitting the amendment to stockholders. The Proposal requires that the Certificate of Incorporation "be amended" upon approval of the stockholders, without the prior approval or declaration of advisability of such amendment by the Board. Any such amendment would be effected in violation of the requirements of Section 242. Thus, even if interpreted to require the Board to initiate the process of amending the Certificate of Incorporation, the Proposal, if adopted, would be invalid under the Delaware General Corporation Law.

2. <u>The Proposal relates to the election of the Company's directors and is therefore excludable pursuant to Rule 14a-8(i)(8)</u>.

Rule 14a-8(i)(8) permits a registrant to omit a shareholder proposal "[i]f the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." The Staff has consistently taken the position that Rule 14a-8(i)(8) covers proposals that, if implemented, would disqualify nominees for directors at an upcoming annual meeting. *See e.g.*, Release No. 34-56914, n.56 [72 FR 70450]; *FirstEnergy Corp.*, SEC No-Action Letter (Mar. 17, 2003); *Boeing Co.*, SEC No-Action Letter (Feb. 6, 2002).

The Proposal provides that the Certificate of Incorporation be amended to prohibit directors from serving on the Board for more than four consecutive years, effective as of the date of the adoption of the Proposal, and to remove the provision for a staggered board. The Proposal further mandates that a special meeting of the stockholders be held within sixty days following the date of the adoption of the Proposal to replace those directors that have served more than four consecutive years.

The Proposal, if implemented, would disqualify directors previously elected from completing their terms on the Board and could disqualify a nominee for director at the upcoming Annual Meeting. Of the Company's eight directors, four will have served for at least four consecutive years as of the date of the upcoming Annual Meeting. Richard J. Cohen, M.D., Ph.D. has been a director since 1993, Robert P. Khederian has been a director since 2002, and both Kenneth V. Hachikian and Reed Malleck have been directors since 2004. Mr. Malleck will complete his current three-year term as a director effective as of the upcoming annual meeting, at which it is expected that he will be nominated for election to an additional three-year term. Both Mr. Khederian and Mr. Hachikian will complete their current three-year terms as directors effective as of the Company's annual meeting of the stockholders to be held in 2009. Mr. Cohen will complete his current three-year term as a director effective as of the Company's annual meeting of the stockholders to be held in 2010. If adopted, both of the provisions of the Proposal instituting term limits and eliminating the staggered board would disqualify Mr. Cohen, Mr. Khederian, Mr. Hackikian and, potentially, Mr. Malleck from completing their terms on the Company's Board of Directors. Further, if the Proposal were to be adopted prior to the election of directors at the upcoming Annual Meeting, its adoption would disqualify Mr. Malleck as a nominee for director.

Because the Proposal, if adopted, would disqualify certain directors previously elected from completing their terms on the Board and could affect one nominee to the Board at the upcoming Annual Meeting in contravention of Rule 14a-8(i)(8), it is properly excludable from the Company's Proxy Statement.

3. **<u>The institution of term limits would violate the Company's Series A Certificate of Designations.</u>**

The Certificate of Designations of the Preferred Stock of Cambridge Heart, Inc. To be Designated Convertible Preferred Stock (the "Series A Certificate of Designations") provides that the holders of the Company's Series A Convertible Preferred Stock ("Series A Preferred Stock") have the right, exclusively and as a separate class, to elect four members to the Board ("Series A Directors"), at which time the number of directors shall not exceed nine. Further, any vacancy in any directorship filled by the holders of Series A Preferred Stock (the "Series A Holders") shall be filled only by the Series A Holders or the remaining Series A Directors. The Proposal's implementation of term limits would violate the rights of the Series A Holders as set forth in the Series A Certificate of Designations. The institution of term limits would prevent the Series A Holders from electing their chosen Series A Directors if such Series A Directors had served for four consecutive terms. Therefore, the institution of term limits would violate Series A Certificate of Designations.

Although there are currently no shares of Series A Preferred Stock outstanding, investors currently hold warrants exercisable for the purchase an aggregate of 115,385 shares of Series A Preferred Stock ("Series A Warrants"). As long as there are any shares of Series A Preferred Stock or Series A Warrants outstanding, the Company has an obligation to uphold the rights of any current and future Series A Holders. Therefore, the Board would be unable to initiate an amendment to the Certificate of Incorporation to institute term limits even if all procedures under the General Corporation Laws regarding the amendment of a corporation's certificate of incorporation were followed. Further, such an amendment to the Certificate of Incorporation would violate the terms of the Series A Preferred Stock warrant agreement.

4. Conclusion.

For the foregoing reasons, we believe that the Proposal may be omitted from the Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

The Company anticipates that the Proxy Statement will be finalized for printing on or about April 22, 2008. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding this matter or require any additional information, please call the undersigned at (617) 439-2477.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Regards,

MBasil

Michelle L. Basil

Enclosures

cc: Ali Haghighi-Mood
Vincenzo LiCausi
AFB Fund, LLC, Attention Louis Blumberg, Manger
Jeffrey Baumel, Esq.

1699920.3

AFB Fund, LLC
2050 Center Avenue
Fort Lee, NJ 07024

January 3, 2008

Overnight Delivery

Cambridge Heart, Inc.
One Oak Park Drive
Bedford, Massachusetts 01730
Attn.: Corporate Secretary

Dear Mr. LiCausi:

Enclosed please find a proposal to be voted on by the stockholders of Cambridge Heart, Inc. (the "Company") at the 2008 Annual Meeting of Stockholders of the Company. This proposal is being sent to the Company for inclusion in the proxy statement to be sent to stockholders for the 2008 Annual Meeting of Stockholders, pursuant to the Company's Bylaws and Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

AFB FUND, LLC

By: ____________
Louis Blumberg
Manager

Enclosure

STOCKHOLDER PROPOSAL
TO BE INCLUDED IN THE PROXY STATEMENT
FOR THE 2008 ANNUAL MEETING OF STOCKHOLDERS OF
CAMBRIDGE HEART, INC.

AFB Fund, LLC, 2050 Center Avenue, Fort Lee, New Jersey 07024, has submitted the following proposal:

"RESOLVED, that the Amended and Restated Certificate of Incorporation of Cambridge Heart, Inc. (the "Company") be amended (i) to eliminate those provisions of the certificate of incorporation which provide for a staggered board of directors, (ii) to provide that no director may serve for more than four consecutive years, effective as of the adoption of this proposal by the stockholders; and (iii) to provide that replacements to the board of directors of the Company necessary as a result of the limitation set forth in (ii) above, be chosen by the stockholders of the Company at a meeting of the stockholders which meeting shall be held within not more than sixty days of the date of the end of such term or the adoption of this amendment."

Supporting Statement: The staggered board facilitates the entrenchment of directors and obstructs the ability of the shareholders to effect changes in the governance of the Company. The addition of fresh voices and perspectives that new directors would bring to the board would benefit the Company and all of its stockholders. A limit of four years of service would facilitate an environment where the outside directors would make more independent decisions.

In recent years, a growing number of institutional investors have voiced their opposition to staggered board provisions, and proposals for the repeal of classified board structures have been among the most numerous and popular stockholder proposals. Institutional Shareholder Services opposes staggered boards. Other corporate law experts who have found that staggered boards do not add to shareholder value include Professors Lucian Bebchuk, John C. Coates IV and Guhan Subramanian. Consequently, more and more corporations are eliminating governing provisions that install a classified board. As reported in the *Wall Street Journal* on January 10, 2007, 55%, or more than half, of the companies in the S&P 500 have declassified their boards. Cambridge Heart should therefore amend its certificate of incorporation and bylaws so that each year all of the members of the board of directors must be elected by the stockholders of the Company. Directors are more likely to act in stockholder's best interests when they know that the stockholders must vote for their re-election once a year.

If you agree, please mark your proxy card FOR this resolution.

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 31, 2008

Cambridge Heart, Inc.
One Oak Park Drive
Bedford, Massachusetts 01730

Re: Stockholder Proposal Submitted by Louis Blumberg of AFB Fund, LLC

Ladies and Gentlemen:

We have acted as special Delaware counsel to Cambridge Heart, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Louis Blumberg of AFB Fund, LLC (the "Proponent") that the Proponent intends to present at the Company's 2008 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on August 7, 1996, as amended by the Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on May 31, 2001, the Certificate of Designations of Preferred Stock of the Company to be Designated Series A Convertible Preferred Stock, as filed with the Secretary of State on May 12, 2003, the Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on June 16, 2003, the Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock, as filed with the Secretary of State on December 6, 2004, the Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on June 17, 2005, and the Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of the Company, as filed with the Secretary of State on March 21, 2007 (collectively, the "Certificate of Incorporation");

(ii) the Amended and Restated Bylaws of the Company (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal and the supporting statement thereto read as follows:

> RESOLVED, that the Amended and Restated Certificate of Incorporation of Cambridge Heart, Inc. (the "Company") be amended (i) to eliminate those provisions of the certificate of incorporation which provide for a staggered board of directors, (ii) to provide that no director may serve for more than four consecutive years, effective as of the adoption of this proposal by the stockholders; and (iii) to provide that replacements to the board of directors of the Company necessary as a result of the limitation set forth in (ii) above, be chosen by the stockholders of the Company at a meeting of the stockholders which meeting shall be held within not more than sixty days of the date of the end of such term or the adoption of this statement.
>
> **Supporting Statement:** The staggered board facilitates the entrenchment of directors and obstructs the ability of the shareholders to effect changes in the governance of the Company. The addition of fresh voices and perspectives that new directors would bring to the board would benefit the Company and all of its stockholders. A limit of four years of service would facilitate an environment where the outside directors would make more independent decisions.

> In recent years, a growing number of institutional investors have voiced their opposition to staggered board provisions, and proposals for the repeal of classified board structures have been among the most numerous and popular stockholder proposals. Institutional Shareholder Services opposes staggered boards. Other corporate law experts who have found that staggered boards do not add to shareholder value include Professors Lucian Bebchuk, John C. Coates IV and Guhan Subramanian. Consequently, more and more corporations are eliminating governing provisions that install a classified board. As reported in the *Wall Street Journal* on January 10, 2007, 55%, or more than half, of the companies in the S&P 500 have declassified their boards. Cambridge Heart should therefore amend its certificate of incorporation and bylaws so that each year all of the members of the board of directors must be elected by the stockholders of the Company. Directors are more likely to act in stockholder's best interests when they know that the stockholders must vote for their re-election once a year.

DISCUSSION

The Proposal, if adopted by the stockholders, would purport to amend the Certificate of Incorporation, inter alia, to eliminate the provisions establishing the classified board of directors and to add provisions limiting the number of consecutive terms a director may be qualified to serve.[1] In the alternative, the Proposal could be interpreted to require the board of directors of the Company (the "Board") to initiate the process of amending the Certificate of Incorporation in the manner contemplated by the Proposal. You have asked for our opinion as to whether the Proposal, if adopted by the stockholders, would be valid under the General Corporation Law. For the reasons set forth below, in our opinion the Proposal, if adopted by the stockholders, would be invalid under the General Corporation Law.

I. The Proposal Requires Stockholders to Unilaterally Amend the Certificate of Incorporation.

Under the General Corporation Law, the stockholders of the Company may not unilaterally amend the Certificate of Incorporation. Any such amendment can only be effected in accordance with Section 242 of the General Corporation Law. Section 242 of the General Corporation Law requires that any amendment to the certificate of incorporation be approved by the board of directors, declared advisable and then submitted to the stockholders for adoption thereby. Specifically, Section 242 provides:

---

[1] Article ELEVENTH of the Certificate of Incorporation, in accordance with Section 141(d) of the General Corporation Law, provides that the Board of Directors of the Company shall be divided into three classes, with directors in each class serving three-year terms.

> Every amendment [to the Certificate of Incorporation] ... shall be made and effected in the following manner: (1) if the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders .... If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 Del. C. § 242(b)(1); see 1 Balotti & Finkelstein The Delaware Law of Corporations & Business Organizations § 8.10 (2008 Supp.) ("After the corporation has received payment for its stock an amendment of its certificate of incorporation is permitted only in accordance with Section 242 of the General Corporation Law.").[2] Contrary to this statutory construct, the Proposal requires that the Certificate of Incorporation "be amended" upon approval by the stockholders, without the prior approval or declaration of advisability of such amendment by the Board. Any such amendment would be effected in violation of the requirements of Section 242 of the General Corporation Law. Thus, the Proposal, if adopted by the stockholders, would be invalid under the General Corporation Law.

II. The Proposal Limits the Board's Duty to Declare the Advisability of an Amendment to the Certificate of Incorporation.

Even if the Proposal were interpreted as an attempt by the stockholders to require that the Board initiate an amendment to the Certificate of Incorporation, the Proposal would nonetheless violate the General Corporation Law. Under the General Corporation Law, any amendment to the Certificate of Incorporation must be adopted and declared advisable by a resolution of the board of directors prior to being submitted to the stockholders for adoption thereby. See 8 Del. C. § 242. As the Court stated in Williams v. Geier, 671 A.2d 1368 (Del. 1996):

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the

[2] Messrs. Balotti and Finkelstein are members of this firm.

> amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Id. at 1381. See also AGR Halifax Fund, Inc. v. Fiscina, 743 A.2d 1188 (Del. Ch. 1999) ("§ 242(b) prescribes a two-step process that must be followed in precise sequence to amend a Delaware corporation's charter"); Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to ... include a resolution declaring the advisability of the amendment ...."); Klang v. Smith's Food & Drug Centers, Inc., C.A. No. 15012, slip. op. at 40 (Del. Ch. May 13, 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."); David A. Drexler et al., Delaware Corporate Law & Practice, § 32.04, (2008) ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders. This sequence must be followed precisely."); 1 Balotti & Finkelstein, The Delaware Law of Corporations & Business Organizations, § 9.12 (2008 Supp.) ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be 'advisable' before it can be submitted for a vote by stockholders."). In an analogous context (approval of mergers under Section 251 of the General Corporation Law), the Delaware courts have addressed the consequences of a board's abdication of the duty to make an advisability determination when required by statute. Section 251 of the General Corporation Law, like Section 242(b), requires a board of directors to declare a merger agreement advisable prior to submitting it for stockholder action.[3]

Assuming the Proposal is interpreted to require the Board to initiate the process of amending the Certificate of Incorporation, the Proposal, if adopted, would require the Board to propose to the stockholders an amendment to the Certificate of Incorporation without first declaring such amendment advisable. The decision to propose an amendment to the certificate of incorporation and declare its advisability is a managerial duty reserved to the board of directors by statute; it therefore falls within the exclusive province of the board. As the Court of Chancery stated in Paramount Communications, Inc. v. Time Inc., 1989 WL 79880, *30 (Del. Ch. July 14, 1989):

> The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to

[3] See 8 Del. C. § 251(b) ("The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability.") and 8 Del. C. § 251(c) ("The agreement required by subsection (b) of this section shall be submitted to the stockholders of each consistent corporation at an annual or special meeting for the purpose of acting on the agreement.").

> follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm.

The Board is not required to follow the wishes of a majority in voting power of the outstanding stock because the stockholders are not acting as fiduciaries when they vote. In fact, the stockholders are free to vote in their own economic self-interest, without regard to the best interests of the Company or the other stockholders generally. See Williams, 671 A.2d at 1380-81 ("Stockholders (even a controlling stockholder bloc) may properly vote in their own economic interest, and majority stockholders are not to be disenfranchised because they may reap a benefit from corporate action which is regular on its face"); cf. Kahn v. Lynch Commc'n Sys., Inc., 638 A.2d 1110, 1113 ("This Court has held that 'a shareholder owes a fiduciary duty only if it owns a majority interest in or exercises control over the business affairs of the corporation'") (internal citations omitted). Indeed, in our experience, many institutional investors vote on such proposals in accordance with general policies that do not take into account the particular interests and circumstances of the corporation at issue.

In light of the fact that the Company's stockholders would be entitled to vote their shares in their own self-interest on the Proposal, allowing the stockholders, through the implementation of the Proposal, to effectively direct the Board to propose an amendment to the Certificate of Incorporation and declare such amendment advisable would have the result of requiring the Board to "put" to the stockholders the duty to make a decision that the Board is solely responsible to make under Section 242 of the General Corporation Law. See 8 Del. C. § 242. The Delaware Supreme Court has stated that a board may not, consistent with its fiduciary duties, simply "put" to stockholders matters for which they have management responsibility under Delaware law. See Smith v. Van Gorkom, 488 A.2d 858, 887 (Del. 1985) (holding that the board was not permitted to take a noncommittal position on a merger and "simply leave the decision to [the] stockholders").[4] Because the Board owes a fiduciary duty to the Company and "all" stockholders, the Board, when considering the advisability of the amendments contemplated by the Proposal, must take into account the interests of the stockholders who do not vote in favor of the Proposal, and those of the corporation generally.

The Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer,

[4] We note that the Court of Chancery recently held that a board of directors could agree, by adopting a board policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the stockholders. See UniSuper Ltd. v. News Corp., C.A. No. 1699 (Del. Ch. Dec. 20, 2005). The case of a board reaching an agreement with stockholders regarding what is advisable and in the best interests of the corporation and its stockholders—as was the case in Unisuper—in order to induce the stockholders to act in a certain way which the board believed to be in the best interests of stockholders, is different from the case of stockholders attempting to unilaterally direct the Board's statutory duty to determine whether an amendment to the corporation's certificate of incorporation is advisable (as is the case with the Proposal).

770 A.2d 43, 62 (Del. Ch. 2000) (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be received by its stockholders in a merger to be "inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [] [the corporation] and its stockholders") (emphasis added); accord Jackson v. Turnbull, C.A. No. 13042, slip op. at 41 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith, 488 A.2d at 888 (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable). Indeed, a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the General Corporation Law. See 8 Del. C. § 141(c)(1) ("but no such committee shall have the power or authority in reference to amending the certificate of incorporation"); see also 8 Del. C. § 141(c)(2) ("but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval"). A similar analysis applies to the Board's duty to consider the advisability of an amendment to the Certificate of Incorporation prior to submitting it to a stockholder vote. The Proposal would limit the Board's duty to consider the advisability of the amendments contemplated thereby. Thus, the Proposal, if adopted, would be invalid under the General Corporation Law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MG/BWF

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cambridge Heart, Inc.
Incoming letter dated January 31, 2008

The proposal would amend Cambridge Heart's certificate of incorporation to eliminate provisions that provide for a staggered board and to provide that no director may serve for more than four consecutive years.

There appears to be some basis for your view that Cambridge Heart may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that the defect could be cured, however, if the proposal were recast as a recommendation or request that the board of directors take the steps necessary to implement the proposal. Accordingly, unless the proponent provides Cambridge Heart with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Cambridge Heart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

There appears to be some basis for your view that Cambridge Heart may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming annual meeting. It appears, however, that this defect could be cured if the proposal was revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the proponent provides Cambridge Heart with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Cambridge Heart omits the proposal from its proxy material in reliance on rule 14a-8(i)(8).

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END